SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Astria Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04635X 102

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04635X 102

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,485,420 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,485,420 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,485,420 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9% (see Item 5)
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 04635X 102

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,485,420 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,485,420 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,485,420 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 04635X 102

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,873,721 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,873,721 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,873,721 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04635X 102

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,611,699 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,611,699 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,611,699 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions described in Item 5(c). The securities of the Issuer purchased by the Master Fund were acquired using the working capital of the Master Fund.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 54,666,012 shares of Common Stock to be outstanding immediately following the Offering (as defined below), as reported by the Issuer in the Issuer’s prospectus supplement filed with the SEC on January 31, 2024.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

The Master Fund holds, in each case without giving effect to the Beneficial Ownership Limitation (as defined below):

(i)	4,873,721 shares of the Issuer’s Common Stock;

(ii)

1,535,155 common warrants (“Warrants,” with each Warrant exercisable for 0.75 shares of Common Stock at an exercise price of $8.025 per share) of the Issuer exercisable for 1,151,366 shares of the Issuer’s Common Stock;

(iii)	921,093 pre-funded warrants (“Pre-funded Warrants”) of the Issuer exercisable for 921,093 shares of the Issuer’s Common Stock; and

(iv)	4,070.65 shares of Series X Convertible Preferred Stock, convertible into 678,455.24 shares of Common Stock.

Perceptive Xontogeny holds, in each case without giving effect to the Beneficial Ownership Limitation:

(i)	1,611,699 shares of the Issuer’s Common Stock;

(ii)	460,546 Warrants of the Issuer exercisable for 345,409 shares of the Issuer’s Common Stock; and

(iii)	25,946.63 shares of Series X Convertible Preferred Stock, convertible into 4,324,524.82 shares of Common Stock.

Pursuant to the terms of the Warrants, the Pre-funded Warrants, and the Series X Convertible Preferred Stock, the Reporting Person’s beneficial ownership limitation is currently 9.99% (the “Beneficial Ownership Limitation”), which prevents the Reporting Persons from exercising or converting the Warrants, Pre-funded Warrants or Series X Convertible Preferred Stock if, after giving effect to such exercise or conversion, the Reporting Persons, together with their affiliates, would beneficially own more than 9.99% of the Issuer’s outstanding shares of Common Stock. When giving effect to the Beneficial Ownership Limitation, the Reporting Persons can currently acquire zero shares of Common Stock upon the exercise or conversion of Warrants, Pre-funded Warrants or Series X Convertible Preferred Stock.

(c)

On December 21, 2023, the Master Fund purchased 740,000 shares of Common Stock in the open market at a purchase price of $6.20 per share. On February 1, 2024, the Master Fund purchased 2,481,350 shares of Common Stock at a purchase price of $12.09 per share from the Issuer in an underwritten public offering (the “Offering”).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, L.P.

By:	Perceptive Xontogeny Ventures GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member